                           UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             FORM 11-K


(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

                                OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from ________ to _______

Commission file numbers:  33-25419 and 33-64058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Airgas, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Airgas, Inc.
             259 North Radnor-Chester Road, Suite 100
                       Radnor, PA 19087-5283

                       REQUIRED INFORMATION

     (1)  Financial Statements:

     The following financial statements, including Independent
Auditors' Report thereon of Airgas, Inc. 401(k) Plan, are submitted herewith:

     o Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

     o Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999

     o    Notes to Financial Statements

     o    Schedule 1 - Schedule of Assets Held for Investment Purposes

     The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2)  Exhibits:

     23.1 Consent of KPMG LLP

                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                           AIRGAS, INC. 401(k) PLAN
                                (Name of Plan)


                         BY:/s/ 401(k) Plan Committee



                         BY:/s/ Roger F. Millay
                                Roger F. Millay
                                Senior Vice President - Finance and
                                Chief Financial Officer

                         BY:/s/ Todd R. Craun
                                Todd R. Craun
                                General Counsel and Secretary


DATED:  June 27, 2001

                     AIRGAS, INC. 401(k) PLAN

                     Financial Statements and
                      Supplementary Schedule

                    December 31, 2000 and 1999

            (With Independent Auditors' Report Thereon)

                     AIRGAS, INC. 401(k) PLAN


                         Table of Contents



                                                              Page

Independent Auditors' Report                                     1

Statements of Net Assets Available for Benefits,
 December 31, 2000 and 1999                                      2

Statements of Changes in Net Assets Available for Benefits,
 Years ended December 31, 2000 and 1999                          3

Notes to Financial Statements                                    4


Schedule:

1  -  Schedule of Assets Held for Investment Purposes,
 December 31, 2000                                              11

                   Independent Auditors' Report


The Plan Administrator
Airgas, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/KPMG LLP



May 25, 2001

                     AIRGAS, INC. 401(k) PLAN

          Statements of Net Assets Available for Benefits

                    December 31, 2000 and 1999

                                            2000          1999
                                            ----          ----
Investments                           $ 127,753,554  $ 126,022,429
                                        -----------    -----------
Receivables:
  Employee contributions                  1,031,817        911,630
  Employer contributions                    293,373        265,241
                                        -----------    -----------
        Total receivables                 1,325,190      1,176,871
                                        -----------    -----------

  Participant loans receivable            5,961,386      5,350,628
                                        -----------    -----------
   Net assets available for benefits  $ 135,040,130  $ 132,549,928
                                        ===========    ===========

   See accompanying notes to financial statements.

                     AIRGAS, INC. 401(k) PLAN

    Statements of Changes in Net Assets Available for Benefits

              Years ended December 31, 2000 and 1999

                                                    2000           1999
                                                    ----           ----
   Additions:
     Additions to net assets attributable to:
      Investment income:
         Net (depreciation) appreciation in
          fair value of investments            $(25,211,824)  $  9,060,042
         Interest and dividends                  12,494,171      5,907,679
                                                -----------    -----------
           Total investment (loss) income, net  (12,717,653)    14,967,721

     Contributions:
      Employee                                   21,541,344     12,827,724
      Employer                                    5,965,433      4,879,037
                                                -----------    -----------
           Total contributions                   27,506,777     17,706,761
                                                -----------    -----------
   Deductions:
      Benefits paid to participants             (13,777,439)   (13,348,327)
      Transfers to other benefit plans                   --     (4,696,079)
      Administrative fees                          (155,820)      (104,644)
                                                -----------    -----------
           Total deductions                     (13,933,259)   (18,149,050)
                                                -----------    -----------
     Transfers from other benefit plans           1,634,337      3,249,450
                                                -----------    -----------
           Net additions                          2,490,202     17,774,882
                                                -----------    -----------
   Net assets available for benefits:
     Beginning of year                          132,549,928    114,775,046
                                                -----------    -----------
     End of year                               $135,040,130   $132,549,928
                                                ===========    ===========

   See accompanying notes to financial statements.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999

(1) Description of the Plan

   The  following description of the Airgas, Inc. 401(k) Plan  (the
   Plan) provides general information only. Participants should refer to the Plan agreement for more complete information.

   (a) General

       The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Vanguard Fiduciary Trust Company (the Trustee) serves as the trustee for the Plan.


   (b) Contributions

       Employee

       The Plan permits a participant to defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

       Employer

       Contributions to the Plan by the Company are made on a matched basis and at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation).
       Plan participants are eligible for Company matching contributions as of the first day of each calendar month after the date the employee is first credited with one hour of service. If employees become eligible to participate in the Plan through a business acquisition, participation may be delayed up to seven months from the date of acquisition.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999


       In addition to the required Company match, the Company may elect to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $2,718,558 and $1,904,532 for the years ended December 31, 2000 and 1999, respectively. The Company determines its discretionary contribution based on the overall profitability of the Company. Of that amount, the Company allocates a portion to each subsidiary based on that subsidiary's profitability. Each subsidiary then allocates its profit sharing to individual participants based on their proportionate compensation.

   (c) Participant Accounts

       Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Retirement Savings Trust. In addition to the above initial election, participants may elect, by calling the Trustee, to transfer, in 1% increments of the total funds credited to their account, monies among the investment funds. Interest, dividends and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

   (d) Participant Loans

       The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant's Plan balance or $50,000. The minimum loan amount is $1,000. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general purpose loans and 30 years for principal residence loans. The prime rate at December 31, 2000, was 9.5%.

   (e) Vesting

       Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999

   (f) Payment of Benefits

       Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

       Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

   (g) Transfer to Other Benefit Plans

       The transfer to other benefit plans during 1999 primarily resulted from Plan disbursements in connection with the fiscal 1999 divestiture of the Company's Calcium Carbide and Carbon products operations.

   (h) Administrative Expenses

       All administrative expenses have been paid by the Plan.


(2) Merger of 401(k) Plans

   During 2000 and 1999, in connection with acquisitions completed by the Company, there were transfers in from certain 401(k) plans of acquired companies.


(3) Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

   (b) Investments

       Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999


       Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       Investment options as of December 31, 2000, were as follows:

       The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. The stock value per share was $6.81 at December 31, 2000.

       The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. The value per share was $60.09 at December 31, 2000.

       The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $18.87 at December 31, 2000.

       Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $27.65 at December 31, 2000.

       The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $121.86 at December 31, 2000.

       The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $28.21 at December 31, 2000.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999


       The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds and 0% to 25% cash investments. The value per share was $19.59 at December 31, 2000.

       The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds and 0% to 25% cash investments. The value per share was $17.24 at December 31, 2000.

       The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, international stock fund, two bond funds and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds and 0% to 25% cash investments. The value per share was $14.70 at December 31, 2000.

       The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds and 0% to 25% cash investments. The value per share was $13.00 at December 31, 2000.

       The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $9.96 at December 31, 2000.

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999

       The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1 per share.

   (c) Use of Estimates

       The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.


(4) Investments

   The following investments represent 5% or more of the net assets available for benefits at December 31, 2000 and 1999:

                                            2000            1999
                                            ----            ----
    Airgas Common Stock Fund          $  17,922,364    $ 21,752,826
    Vanguard U.S. Growth Fund            33,502,706      39,044,068
    Vanguard 500 Index Fund              14,402,139      13,529,546
    Vanguard Wellington Fund             17,376,741      15,676,581
    Vanguard Retirement Savings Trust    21,667,221      22,313,888

   During  the  years  ended December 31, 2000 and  1999,  the  net
   (depreciation) appreciation in the fair value of investments
   (including realized gains and losses) was as follows:

                                            2000             1999
                                            ----             ----
    Airgas Common Stock Fund          $ (19,383,952)   $   1,509,563
    Mutual Funds                         (5,827,872)       7,550,479
                                        -----------      -----------
    Net (depreciation) appreciation
     in fair value of investments     $ (25,211,824)   $   9,060,042
                                        ===========      ===========

                     AIRGAS, INC. 401(k) PLAN

                   Notes to Financial Statements

                    December 31, 2000 and 1999

(5) Tax Status

   The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be exempt from federal income taxes.


(6) Related-Party Transactions

   The Plan invests in shares of mutual funds (Vanguard funds) managed by an affiliate of Vanguard Fiduciary Trust Company, who acts as trustee for the Plan. Investment transactions of the Plan qualify as party-in-interest transactions, but are not prohibited transactions.


(7) Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.


(8) Defaulted Loans

   During the year ended December 31, 2000, there were 49 participants who were in default of their loans, including 47 participants who were active employees. Loans in the amount of $125,897 were in default and included in participant loans as of December 31, 2000.

   During the year ended December 31, 1999, there were 88 participants who were in default of their loans, including 87 participants who were active employees. Loans in the amount of $402,079 were in default and included in the participant loans as of December 31, 1999.

Schedule 1
----------

                     AIRGAS, INC. 401(k) PLAN

          Schedule of Assets Held for Investment Purposes

                         December 31, 2000


    Number
      of
    Shares            Investments *                                   Cost       Fair Value
    ------            -----------                                     ----       ----------

                 Common stock:
    2,630,806      Airgas Common Stock Fund                      $ 28,427,525  $ 17,922,364

                 Mutual funds:
       98,675      Vanguard Explorer Fund                           6,580,263     5,929,376
      178,482      Vanguard International Growth Fund               3,600,088     3,367,953
    1,211,671      Vanguard U.S. Growth Fund                       39,176,756    33,502,706
      118,186      Vanguard 500 Index Fund                         13,694,775    14,402,139
      615,978      Vanguard Wellington Fund                        17,655,426    17,376,741
      286,556      Vanguard LifeStrategy Growth Fund                5,625,573     5,613,625
      228,118      Vanguard LifeStrategy Moderate Growth Fund       3,901,696     3,932,759
       98,754      Vanguard LifeStrategy Conservative Growth Fund   1,454,958     1,451,678
       75,427      Vanguard LifeStrategy Income Fund                  969,391       980,551
      161,289      Vanguard Total Bond Market  Index Fund           1,601,780     1,606,441

                 Vanguard Retirement Savings Trust, 5.89%          21,667,221    21,667,221

                 Employee loans, 7% to 12%                          5,961,386     5,961,386
                                                                  -----------   -----------
                 Total assets held for investment purposes       $150,316,838  $133,714,940
                                                                  ===========   ===========

    * - Investment transactions of the Plan qualify as party-in-interest transactions.